Exhibit 99.1

NexGen Acquires Remaining 40% Interest in the Dufferin Lake Property

VANCOUVER, Sept. 11, 2017 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE:NXE) is pleased to announce that it has entered into a purchase agreement (the "Purchase Agreement") with Rainmaker Resources Ltd. and Eagle Trail Properties Inc. (collectively, the "Vendors") to acquire the Vendors' collective 40% interest in the Dufferin Lake property (the "Property"). Upon closing of the transaction, the Company will hold a 100% interest in the Property. See figure 1 for a map illustrating the location of the Property.

The Company and the Vendors had previously entered into a mineral claim option agreement dated August 4, 2011, pursuant to which the Company acquired a 60% interest in the Property with Rainmaker Resources Ltd. holding a 10% interest and Eagle Trail Properties Inc. holding a 30% interest.

As consideration for the Vendors' 40% interest in the Property and subject to regulatory approval, the Company will issue 83,333 common shares of the Company to Eagle Trail Properties Inc. and 27,777 common shares to Rainmaker Resources Ltd., representing an aggregate of $320,000 of common shares at a deemed price of $2.88 per common share (calculated as the volume weighted average trading price of the common shares of the Company on the Toronto Stock Exchange (the "TSX") over the ten trading days immediately prior to the date of the Purchase Agreement).

In accordance with applicable securities legislation, the common shares of Company issuable under the Purchase Agreement will be subject to a hold period of four months and one day from the date of closing.

The acquisition is subject to the acceptance of the TSX and approval of NYSE American and is expected to close on or about September 18, 2017.

Dufferin Lake Property

The Dufferin Lake property comprises five contiguous mineral dispositions covering an area of 10,910 hectares. The Property straddles the central south edge of the Athabasca Basin, Northern Saskatchewan, and is located approximately 360 kilometres northwest from the town of La Ronge, Saskatchewan.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow discovery in February 2014, Bow Discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South Discovery in July 2017.

This news release shall not constitute an offer to sell or a solicitation of any offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities referenced herein have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and such securities may not be offered or sold within the United States absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements thereunder.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation and the receipt of all required regulatory approvals to proposed transaction, including that of the TSX and NYSE American. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, failure to receive any required regulatory approvals (including stock exchange) or other approvals to the proposed transaction, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE NexGen Energy Ltd.

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For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 11-SEP-17